As filed with the Securities and Exchange Commission on May 16, 2005
                                                           Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------
                                    FORM S-3
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                 --------------
                               AROTECH CORPORATION
             (Exact name of Registrant as specified in its charter)

                                 --------------

                      Delaware                                                   95-4302784
  (State or other jurisdiction of incorporation or                  (I.R.S. Employer Identification No.)
                    organization)

                   Arotech Corporation                                          Leland Nall
                   354 Industry Drive                                        354 Industry Drive
                  Auburn, Alabama 36832                                    Auburn, Alabama 36832
         Tel: (334) 502-9001 Fax: (334) 502-3008                  Tel: (334) 502-9001 Fax: (334) 502-3008
 (Address, including ZIP code, and telephone number,              (Address, including ZIP code, and telephone
including area code, of Registrant's principal executive       number, including area code, of agent for service)
                      offices)

      Copies of all communications, including communications sent to the agent for service, to:

               Steven M. Skolnick, Esq.                                        Yaakov Har-Oz, Adv.
                 Lowenstein Sandler PC                                         Arotech Corporation
                 65 Livingston Avenue                                        Western Industrial Zone
              Roseland, New Jersey 07068                 AND                Beit Shemesh 99000, Israel
        Tel: (973) 597-2500 Fax: (973) 597-2400                   Tel: +(972-2) 990-6623 Fax: +(972-2) 990-6688

      Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

      If the only securities being registered on this Form are to be offered pursuant to dividend or interest reinvestment plans, please check the following box.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box.

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

      If this form is a post-effective amendment pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

                                 -------------

                                               CALCULATION OF REGISTRATION FEE
================================================================================================================================
                                                                         Proposed maximum          Proposed         Amount of
                                                          Amount to be    offering price       maximum aggregate   registration
  Title of each class of securities to be registered    registered(1)(2)   per unit(3)          offering price         fee
--------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per share                     8,717,265          $1.38             $  12,029,826      $ 1,415.91
================================================================================================================================

(1) Pursuant to Rule 416 under the Securities Act of 1933, as amended, the number of shares of common stock registered hereby shall include an indeterminate number of shares of common stock that may be issued in connection with a stock split, stock dividend, recapitalization or similar event.

(2) Represents the number of shares of our common stock issuable upon exercise of currently outstanding warrants that may be exercised at any time until July 14, 2009 at an exercise price of $1.38 per share.

(3) In accordance with Rule 457(c), the aggregate offering price of shares of our common stock is estimated solely for purposes of calculating the registration fee payable pursuant hereto, using the higher of (i) the average of the high and low sales price reported by The Nasdaq National Market System for our common stock on May 13, 2005, which was $1.22 per share, or (ii) the exercise price of such warrants, respectively.

================================================================================

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

        Subject to completion, preliminary prospectus dated May 16, 2005


                                     AROTECH
                                   Corporation
                                8,717,265 Shares
                                  Common Stock


                                 --------------

     This prospectus relates to the offer and sale of up to 8,717,265 shares of the common stock of Arotech Corporation from time to time by our certain of our stockholders listed in this prospectus.

     Our common stock is listed on the Nasdaq National Market under the symbol "ARTX." The last reported sale price for our common stock on May 13, 2005 as quoted on the Nasdaq National Market was $1.21 per share.

     Investing in our common stock involves a high degree of risk. See "Risk Factors" on page 9 for various risks that you should consider before you purchase any shares of our common stock.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                                 --------------

               The date of this prospectus is        , 2005

                             Table of Contents
                                                                       Page
Summary.............................................................     3
Risk Factors........................................................     9
Information Regarding Forward-Looking Statements....................    19
About the Offering..................................................    19
Use of Proceeds.....................................................    19
Selling Stockholders................................................    19
Plan of Distribution................................................    21
Description of Capital Stock........................................    23
Description of Common Stock Warrants................................    24
Legal Matters.......................................................    25
Experts.............................................................    25
Where You Can Find Additional Information...........................    25
Incorporation of Documents by Reference.............................    25

                                  -------------

      Unless the context otherwise requires, references to us refer to Arotech Corporation (formerly known as Electric Fuel Corporation) and its subsidiaries.

                                     SUMMARY
-------------------------------------------------------------------------------

      The following summary highlights some information from this prospectus. It is not complete and does not contain all of the information that you should consider before making an investment decision. You should read this entire prospectus, including the "Risk Factors" section, the financial statements and related notes and the other more detailed information appearing elsewhere or incorporated by reference in this prospectus. Unless otherwise indicated, "we," "us," "our" and similar terms refer to Arotech Corporation and its subsidiaries and not to the selling stockholders.

      Arotech(TM) is a trademark, and Electric Fuel(R) is a registered trademark, that belongs to us. All company and product names mentioned may be trademarks or registered trademarks of their respective holders.

                                    About Us

      We are a defense and security products and services company, engaged in three business areas: high-level armoring for military, paramilitary and commercial air and ground vehicles; interactive simulation for military, law enforcement and commercial markets; and batteries and charging systems for the military. We operate primarily as a holding company, through our various subsidiaries, which we have organized into three divisions. Our divisions and subsidiaries (all 100% owned by us, unless otherwise noted) are as follows:

      >> We develop, manufacture and market advanced hi-tech multimedia and interactive digital solutions for use-of-force and driving training of military, law enforcement, security and other personnel through our Simulation and Security Division:

            o We provide simulators, systems engineering and software products to the United States military, government and private industry through our subsidiary FAAC Incorporated, located in Ann Arbor, Michigan ("FAAC"); and

            o We provide specialized "use of force" training for police, security personnel and the military through our subsidiary IES Interactive Training, Inc., located in Littleton, Colorado ("IES").

      >> We manufacture aviation armor and we utilize sophisticated lightweight materials and advanced engineering processes to armor vehicles through our Armor Division:

            o We manufacturer ballistic and fragmentation armor kits for rotary and fixed wing aircraft, marine armor, personnel armor, military vehicles and architectural applications, including both the LEGUARD Tactical Leg Armor and the Armourfloat Ballistic Floatation Device, which is a unique vest that is certified by the U.S. Coast Guard, through our subsidiary Armour of America, located in Los Angeles, California, ("AoA"); and

            o We use state-of-the-art lightweight ceramic materials, special ballistic glass and advanced engineering processes to fully armor vans and SUVs, through our subsidiaries MDT Protective Industries, Ltd., located in Lod, Israel ("MDT"), of which we own 75.5%, and MDT Armor Corporation, located in Auburn, Alabama ("MDT Armor"), of which we own 88%.

      >> We manufacture and sell lithium and Zinc-Air batteries for defense and security products and other military applications and we pioneer advancements in Zinc-Air technology for electric vehicles through our Battery and Power Systems Division

            o We develop and sell rechargeable and primary lithium batteries and smart chargers to the military and to private industry in the Middle East, Europe and Asia through our subsidiary Epsilor Electronic Industries, Ltd., located in Dimona, Israel (in Israel's Negev desert area) ("Epsilor");

            o We manufacture and sell Zinc-Air fuel cells, batteries and chargers for the military, focusing on applications that demand high energy and light weight, through our subsidiary Electric Fuel Battery Corporation, located in Auburn, Alabama ("EFB"); and

            o We produce water-activated lifejacket lights for commercial aviation and marine applications, and we conduct our Electric Vehicle effort, through our subsidiary Electric Fuel (E.F.L.) Ltd., located in Beit Shemesh, Israel ("EFL").

      Simulation and Security Division

      We develop, manufacture and market advanced hi-tech multimedia and interactive digital solutions for use-of-force and driving training of military, law enforcement, security and other personnel through our Simulation and Security Division, the largest of our three divisions. During 2004, 2003 and 2002 revenues from our Simulation and Security Division were approximately $21.5 million, $8.0 million and $2.0 million, respectively (on a pro forma basis, assuming we had owned all components of our Simulation and Security Division since January 1, 2002, revenues in 2004, 2003 and 2002 would have been approximately $21.5 million, $17.9 million and $20.3 million, respectively).

      VEHICLE SIMULATORS

      We provide simulators, systems engineering and software products to the United States military, government and private industry through our wholly-owned subsidiary, FAAC Corporation, based in Ann Arbor, Michigan. Our fully interactive driver-training systems feature state-of-the-art vehicle simulator technology enabling training in situation awareness, risk analysis and decision making, emergency reaction and avoidance procedures, and conscientious equipment operation. We have an installed base of over 220 simulators that have successfully trained over 100,000 drivers. Our customer base includes all branches of the U.S. Department of Defense, state and local governments, and commercial entities.

      In the area of Military Operations, we are a premier developer of validated, high fidelity analytical models and simulations of tactical air and land warfare for all branches of the Department of Defense and its related industrial contractors. Our simulations are found in systems ranging from instrumented air combat and maneuver ranges (such as Top Gun) to full task training devices such as the F-18 Weapon Tactics Trainer. We are also the leading supplier of wheeled vehicle simulators to the U.S. Armed Forces for mission-critical vehicle training.

      We supply on-board software to support weapon launch decisions for the F-15, F-18, and Joint Strike Fighter (JSF) fighter aircraft. Pilots benefit by having highly accurate presentations of their weapon's capabilities, including susceptibility to target defensive reactions. We designed and developed an instructor operator station, mission operator station and real-time, database driven electronic combat environment for the special operational forces aircrew training system. The special operational forces aircrew training system provides a full range of aircrew training, including initial qualification, mission qualification, continuation, and upgrade training, as well as combat mission rehearsal.

      USE-OF-FORCE TRAINING

      We are a leading provider of interactive, multimedia, fully digital training simulators for law enforcement, security, military and similar applications. With a customer base of over 700 customers in over twenty countries around the world, we are a leader in the supply of simulation training products to military, law enforcement and corporate client communities. We believe, based on our general knowledge of the size of the interactive use-of-force market, our specific knowledge of the extent of our sales, and discussions we have held with customers at trade shows, etc., that we provide more than 35% of the worldwide market for government and military judgment training simulators. We conduct our interactive training activities through our subsidiary IES Interactive Training, Inc. ("IES"), a Delaware corporation based in Littleton, Colorado.

      We offer consumers the following interactive training products and services:

      >> Range 3000 - providing use-of-force simulation for military and law enforcement. We believe that the Range 3000 is the most technologically advanced judgment training simulator in the world.

      >>    A2Z Classroom Trainer - a state-of-the-art computer based training
            (CBT) system that allows students to interact with realistic interactive scenarios projected life-size in the classroom.

      >> Range FDU (Firearms Diagnostic Unit) - a unique combination of training and interactive technologies that give instructors a first-person perspective of what trainees are seeing and doing when firing a weapon.

      >> Milo (Multiple Interactive Learning/training Objectives) - a simulator designed with "plug in" modules to customize the training system to meet end user needs.

      >> Summit Training International - providing relevant, cost-effective professional training services and interactive courseware for law enforcement, corrections and corporate clients.

      >> IES Studio Productions - providing cutting edge multimedia video services for law enforcement, military and security agencies, utilizing the newest equipment to create the training services required by the most demanding authorities.

      Most of the customers for our IES products are law enforcement agencies, both in the United States (federal, state and local) and worldwide. Purchasers of IES products have included (in the United States) the FBI, the Secret Service, the Bureau of Alcohol, Tobacco and Firearms, the Customs Service, the Federal Protective Service, the Border Patrol, the Bureau of Engraving and Printing, the Coast Guard, the Federal Law Enforcement Training Centers, the Department of Health and Human Services, the California Department of Corrections, NASA, police departments in Texas (Houston), Michigan (Detroit), D.C., California (Fresno and the California Highway Patrol), Massachusetts (Brookline), Virginia (Newport News and the State Police Academy), Arizona (Maricopa County), universities and nuclear power plants, as well as international users such as the Israeli Defense Forces, the German National Police, the Royal Thailand Army, the Hong Kong Police, the Russian Security Police, users in Mexico and the United Kingdom, and over 700 other training departments worldwide.

      Armor Division

      We manufacture aviation and other armor and we armor vehicles through our Armor Division. During 2004, 2003 and 2002 revenues from our Armor Division were approximately $18.0 million, $3.4 million and $2.7 million, respectively (on a pro forma basis, assuming we had owned all components of our Armor Division since January 1, 2002, revenues in 2004, 2003 and 2002 would have been approximately $29.2 million, $10.9 million and $13.3 million, respectively).

      AIRCRAFT ARMORING

      We are an innovative manufacturer of lightweight personal, vehicle, aviation, architectural and marine ballistic armoring. Our Armor Division has years of battlefield and commercial protection experience and has provided life saving protection under the most extreme conditions. Through our subsidiary Armour of America, located in Los Angeles, California, we manufacturer ballistic and fragmentation armor kits for rotary and fixed wing aircraft, marine armor, personnel armor, military vehicles, architectural applications, including both the LEGUARD Tactical Leg Armor and the Armourfloat Ballistic Floatation Device, which is a unique armored floatation vest that is certified by the U.S. Coast Guard.

      We produce two kinds of armor, soft armor and hard armor, to support customer armor requirements. Soft armor, which is capable of protecting against all handguns and 9mm sub guns, is used in our ballistic and fragmentation vest, military vehicle, marine, architectural and special application armor lines. Hard armor, which is capable of protecting against rifle fire up to 50cal/12.7mm API, is used in our ballistic chest plate, aircraft, military vehicle, marine and architectural armor lines. Within these two basic kinds of armor, we offer the product lines listed below.

      Fixed and Rotary Wing Aircraft Armor Systems

      We design and manufacture ballistic armor systems for a wide variety of fixed and rotary wing aircraft. These systems are in the form of kits, with individual contoured panels which cover the entire aircraft's floor, walls, seats, bulkheads, walls, oxygen containers, avionics and doors. All of our ballistic armor kits include a complete installation hardware kit containing all items required for installation. The supplied hardware is designed for each individual application in accordance with the installation hardware certification, which has been provided by Lockheed-Martin. Additionally, the fixed and rotary wing aircraft kits have been certified, by an independent test facility that is approved by the FAA, to meet flammability requirements of FAA/FAR 25.853, 12 Second Vertical Test and MIL-STD-810 Environmental Testing.

      Military Vehicles Armor Kits

      For the military vehicle market, we provide ballistic armor kits to protect against fragmentation and rifle fire, up to 50cal API for Humvees, 2 1/2- and 5-ton trucks, HEMTT wreckers and various construction vehicles. These kits offer varying levels of protection for doors, floors, fuel tanks, air bottles, cargo beds, troop seat backs, critical components and glass. To date, we have protected vehicles deployed in Iraq, Afghanistan, and Kuwait. All of the provided kits are designed for easy field level installation and include required hardware and instructions.

      Marine Armor Kits

      For the marine market, we manufacture armor kits for the gun mounts on naval ships and riverine patrol boats. During Operation Desert Storm, we designed and manufactured .50 cal AP ballistic panels and deck mount brackets for the U.S. Navy. Since then, we have designed and manufactured armor to fit both the .50 cal and 25mm gun mounts on frigates, destroyers, cruisers and aircraft carriers. The result of this effort is that we have delivered armor systems to individual ships in the class and currently are pursuing armoring additional classes of ships throughout the Navy Command.

      Ballistic Vests and Plates and Body Armor

      We manufacture a complete line of personal body armor, including concealable, external and special application armor. The concealable armor vest offers complete front, side and back protection using soft, lightweight, high strength proprietary woven ballistic fabrics.

      Our external vest line includes assault, tactical, riot, stab and T-panel designs. Each of these designs can be modified to meet the individual wearer of customer's requirements. Special application vests include the Armourfloat, which to our knowledge is currently the only ballistic/floatation vest approved by the U.S. Coast Guard; the Zip Out armor jacket, which offers covert protection in both a lightweight jacket or vest design; and our helicopter vest, which incorporates a unique protection/comfort design.

      We offer a complete line of personal body armor including concealable ballistic vests, military vests and external tactical vests as well as a line of products specially designed for U.S. Navy Seal Teams and various law enforcement agencies in the United States and overseas. Our hard ballistic armor, designed to stop military rifle fire up to and including .50 caliber and European 12.7 mm Armor Piercing Incendiary (API) rounds, is used primarily on fixed and rotary wing aircraft, military ships and military vehicles, as well as in architectural applications.

      We have designed and manufactured special operations personal armor including ballistic hand held shields and the LEGUARD(R) Tactical Leg Armor, which offers complete front protection for the lower thigh, knee, shin and instep.

      Other Armor for Specialty Applications

      In addition to aircraft, marine, vehicle and vest armor, we also manufacture ballistic and fragmentation blankets and curtains for numerous specialty applications. These applications include operator protection around test equipment; rupture protection of pressure vessels, mechanical failure of production machinery and high pressure piping. Additionally, we have supplied armor for office use in protection of occupants from blast and glass fragments of windows and isolation of security rooms from surrounding environments.

      VEHICLE ARMORING

      Through our majority-owned MDT Protective Industries Ltd. and MDT Armor Corporation subsidiaries, we specialize in using state-of-the-art lightweight ceramic materials, special ballistic glass and advanced engineering processes to fully armor vans and cars. MDT is a leading supplier to the Israeli military, Israeli special forces and special services. MDT's products are proven in intensive battlefield situations and under actual terrorist attack conditions, and are designed to meet the demanding requirements of governmental and private sector customers worldwide.

      Battery and Power Systems Division

      We manufacture and sell lithium and Zinc-Air batteries for defense and security products and other military applications and we pioneer advancements in Zinc-Air technology for electric vehicles through our Battery and Power Systems Division. During 2004, 2003 and 2002 revenues from our Battery and Power Systems Division were approximately $10.5 million, $5.9 million and $1.7 million, respectively (on a pro forma basis, assuming we had owned all components of our Battery and Power Systems Division since January 1, 2002, revenues in 2004, 2003 and 2002 would have been approximately $10.5 million, $10.8 million and $6.5 million, respectively).

      LITHIUM BATTERIES AND CHARGING SYSTEMS FOR THE MILITARY

      We sell lithium batteries and charging systems to the military through our subsidiary Epsilor Electronic Industries, Ltd., an Israeli corporation established in 1985 that we purchased early in 2004.

      We specialize in the design and manufacture of primary and rechargeable batteries, related electronic circuits and associated chargers for military applications. We have experience in working with government agencies, the military and large corporations. Our technical team has significant expertise in the fields of electrochemistry, electronics, software and battery design, production, packaging and testing.

      ZINC-AIR FUEL CELLS, BATTERIES AND CHARGERS FOR THE MILITARY

      We base our strategy in the field of Zinc-Air military batteries on the development and commercialization of our Zinc-Air fuel cell technology, as applied in the batteries we produce for the U.S. Army's Communications and Electronics Command (CECOM) through our subsidiary Electric Fuel Battery Corporation. We will continue to seek new applications for our technology in defense projects, wherever synergistic technology and business benefits may exist. We intend to continue to develop our battery products for defense agencies, and plan to sell our products either directly to such agencies or through prime contractors. We will also look to extend our reach to military markets outside the United States.

      Since 1998 we have received and performed a series of contracts from CECOM to develop and evaluate advanced primary Zinc-Air fuel cell packs. Pursuant to these contracts, we developed and began selling in 2002 a 12/24 volt, 800 watt-hour battery pack for battlefield power, which is based on our Zinc-Air fuel cell technology, weighs only six pounds and has approximately twice the energy capacity per pound of the U.S. Army's standard lithium-sulfur dioxide battery packs - the BA-8180/U battery.

      In the second half of 2002, our five-year program with CECOM to develop a Zinc-Air battery for battlefield power culminated in the assignment of a National Stock Number and a $2.5 million delivery order for the newly designated BA-8180/U battery. Subsequent to this initial $2.5 million delivery order, we received additional follow-on orders from the Army.

      Our batteries have been used in both Afghanistan (Operation Enduring Freedom) and in Iraq (Operation Iraqi Freedom). In June of 2004, our BA-8180 Zinc-Air battery was recognized by the U.S Army Research, Development and Engineering Command as one of the top ten inventions of 2003.

      Our Zinc-Air fuel cells, batteries and chargers for the military are manufactured through our Electric Fuel Battery Corporation subsidiary. In 2003, our EFB facilities were granted ISO 9001 "Top Quality Standard" certification.

      ELECTRIC VEHICLE

      We believe that electric buses represent a particularly important market for electric vehicles in the United States. An all-electric, full-size bus powered by the Electric Fuel system can provide to transit authorities a full day's operating range for both heavy duty city and suburban routes in all weather conditions. We conduct our electric vehicle activities through our subsidiary Electric Fuel Ltd.

      LIFEJACKET LIGHTS

      In 1996, we began to produce and market lifejacket lights built with our patented magnesium-cuprous chloride batteries, which are activated by immersion in water (water-activated batteries), for the aviation and marine safety and emergency markets. Additionally, in 2004 we added two new models to our line of lifejacket light, based on lithium batteries. At present we have a product line consisting of seven lifejacket light models, five for use with marine life jackets and two for use with aviation life vests, all of which work in both freshwater and seawater. Each of our lifejacket lights is certified for use by relevant governmental agencies under various U.S. and international regulations. We manufacture, assemble and package all our lifejacket lights through EFL in our factory in Beit Shemesh, Israel.

      Facilities

      Our principal executive offices have recently been re-located to EFB's premises at 354 Industry Drive, Auburn, Alabama 36830, and our telephone number at our executive offices is (334) 502-9001. Our corporate website is www.arotech.com. Our periodic reports to the Securities Exchange Commission, as well as recent filings relating to transactions in our securities by our executive officers and directors, that have been filed with the Securities and Exchange Commission in EDGAR format are made available through hyperlinks located on the investor relations page of our website, at http://www.arotech.com/compro/investor.html, as soon as reasonably practicable after such material is electronically filed with or furnished to the SEC. Reference to our websites does not constitute incorporation of any of the information thereon or linked thereto into this prospectus.

      The offices and facilities of three of our principal subsidiaries, EFL, MDT and Epsilor, are located in Israel (in Beit Shemesh, Lod and Dimona, respectively, all of which are within Israel's pre-1967 borders). Most of the members of our senior management work extensively out of EFL's facilities. IES's offices and facilities are located in Littleton, Colorado, FAAC's home offices and facilities are located in Ann Arbor, Michigan, AoA's offices and facilities are located in Los Angeles, California, and the offices and facilities of EFB and MDT Armor are located in Auburn, Alabama.

                                  RISK FACTORS

  An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors and other information in this prospectus in addition to our financial statements before investing in our common stock. In addition to the following risks, there may also be risks that we do not yet know of or that we currently think are immaterial that may also impair our business operations. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment.

Business-Related Risks

      We have had a history of losses and may incur future losses.

      We were incorporated in 1990 and began our operations in 1991. We have funded our operations principally from funds raised in each of the initial public offering of our common stock in February 1994; through subsequent public and private offerings of our common stock and equity and debt securities convertible or exercisable into shares of our common stock; research contracts and supply contracts; funds received under research and development grants from the Government of Israel; and sales of products that we and our subsidiaries manufacture. We have incurred significant net losses since our inception. Additionally, as of March 31, 2005, we had an accumulated deficit of approximately $121.4 million. There can be no assurance that we will ever be able to achieve or maintain profitability consistently or that our business will continue to exist.

      Our existing indebtedness may adversely affect our ability to obtain additional funds and may increase our vulnerability to economic or business downturns.

      Our bank and certificated indebtedness (short and long term) aggregated approximately $19.1 million as of March 31, 2005 (not including trade payables, other account payables and accrued severance pay). Accordingly, we are subject to the risks associated with indebtedness, including:

      o we must dedicate a portion of our cash flows from operations to pay debt service costs and, as a result, we have less funds available for operations, future acquisitions of consumer receivable portfolios, and other purposes;

      o it may be more difficult and expensive to obtain additional funds through financings, if available at all;

      o we are more vulnerable to economic downturns and fluctuations in interest rates, less able to withstand competitive pressures and less flexible in reacting to changes in our industry and general economic conditions; and

      o if we default under any of our existing debt instruments or if our creditors demand payment of a portion or all of our indebtedness, we may not have sufficient funds to make such payments.

The occurrence of any of these events could materially adversely affect our results of operations and financial condition and adversely affect our stock price.

      The agreements governing the terms of our debentures contain numerous affirmative and negative covenants that limit the discretion of our management with respect to certain business matters and place restrictions on us, including obligations on our part to preserve and maintain our assets and restrictions on our ability to incur or guarantee debt, to merge with or sell our assets to another company, and to make significant capital expenditures without the consent of the debenture holders. Our ability to comply with these and other provisions of such agreements may be affected by changes in economic or business conditions or other events beyond our control.

      Failure to comply with the terms of our debentures could result in a default that could have material adverse consequences for us.

      A failure to comply with the obligations contained in our debenture agreements could result in an event of default under such agreements which could result in an acceleration of the debentures and the acceleration of debt under other instruments evidencing indebtedness that may contain cross-acceleration or cross-default provisions. If the indebtedness under the debentures or other indebtedness were to be accelerated, there can be no assurance that our future cash flows or assets would be sufficient to repay in full such indebtedness.

      Failure to comply with the earnout provisions of our acquisition agreements could have material adverse consequences for us.

      A failure to comply with the obligations contained in our acquisition agreements to make the earnout payments required under such agreements could result in actions for damages, a possible right of rescission on the part of the sellers, and the acceleration of debt under instruments evidencing indebtedness that may contain cross-acceleration or cross-default provisions. If we are unable to raise capital in order to pay the earnout provisions of our acquisition agreements, there can be no assurance that our future cash flows or assets would be sufficient to pay such obligations.

      We have pledged a substantial portion of our assets to secure our borrowings.

      Our debentures are secured by a substantial portion of our assets. If we default under the indebtedness secured by our assets, those assets would be available to the secured creditors to satisfy our obligations to the secured creditors, which could materially adversely affect our results of operations and financial condition and adversely affect our stock price.

      We need significant amounts of capital to operate and grow our business.

      We require substantial funds to market our products and develop and market new products. To the extent that we are unable to fully fund our operations through profitable sales of our products and services, we may continue to seek additional funding, including through the issuance of equity or debt securities. However, there can be no assurance that we will obtain any such additional financing in a timely manner, on acceptable terms, or at all. If additional funds are raised by issuing equity securities, stockholders may incur further dilution. If additional funding is not secured, we will have to modify, reduce, defer or eliminate parts of our anticipated future commitments and/or programs.

      Any inability to continue to make use from time to time of our subsidiaries' current working capital lines of credit could have an adverse effect on our ability to do business.

      From time to time our working capital needs are partially dependent on our subsidiaries' lines of credit. In the event that we are unable to continue to make use of our subsidiaries' lines of credit for working capital on economically feasible terms, our business, operating results and financial condition could be adversely affected.

      We may not be successful in operating new businesses.

      Prior to the acquisitions of IES and MDT in 2002 and the acquisitions of FAAC and Epsilor in January 2004 and AoA in August 2004, our primary business was the marketing and sale of products based on primary and refuelable Zinc-Air fuel cell technology and advancements in battery technology for defense and security products and other military applications, electric vehicles and consumer electronics. As a result of our acquisitions, a substantial component of our business is the marketing and sale of hi-tech multimedia and interactive training solutions and sophisticated lightweight materials and advanced engineering processes used to armor vehicles. These are relatively new businesses for us and our management group has limited experience operating these types of businesses. Although we have retained our acquired companies' management personnel, we cannot assure that such personnel will continue to work for us or that we will be successful in managing these new businesses. If we are unable to successfully operate these new businesses, our business, financial condition and results of operations could be materially impaired.

      Our acquisition strategy involves various risks.

      Part of our strategy is to grow through the acquisition of companies that will complement our existing operations or provide us with an entry into markets we do not currently serve. Growth through acquisitions involves substantial risks, including the risk of improper valuation of the acquired business and the risk of inadequate integration. There can be no assurance that suitable acquisition candidates will be available, that we will be able to acquire or manage profitably such additional companies or that future acquisitions will produce returns that justify our investments therein. In addition, we may compete for acquisition and expansion opportunities with companies that have significantly greater resources than we do. Furthermore, acquisitions could disrupt our ongoing business, distract the attention of our senior officers, make it difficult to maintain our operational standards, controls and procedures and subject us to contingent and latent risks that are different, in nature and magnitude, than the risks we currently face.

      We may finance future acquisitions with cash from operations or additional debt or equity financings. There can be no assurance that we will be able to generate internal cash or obtain financing from external sources or that, if available, such financing will be on terms acceptable to us. The issuance of additional common stock to finance acquisitions may result in substantial dilution to our stockholders. Any debt financing may significantly increase our leverage and may involve restrictive covenants which limit our operations.

      We may not successfully integrate our acquisitions.

      In light of our acquisitions of IES, MDT, FAAC, Epsilor and AoA, our success will depend in part on our ability to manage the combined operations of these companies and to integrate the operations and personnel of these companies along with our other subsidiaries and divisions into a single organizational structure. There can be no assurance that we will be able to effectively integrate the operations of our subsidiaries and divisions and our acquired businesses into a single organizational structure. Integration of these operations could also place additional pressures on our management as well as on our key technical resources. The failure to successfully manage this integration could have an adverse material effect on us.

      If we are successful in acquiring additional businesses, we may experience a period of rapid growth that could place significant additional demands on, and require us to expand, our management, resources and management information systems. Our failure to manage any such rapid growth effectively could have a material adverse effect on our financial condition, results of operations and cash flows.

      If we are unable to manage our growth, our operating results will be impaired.

      As a result of our acquisitions, we are currently experiencing a period of significant growth and development activity which could place a significant strain on our personnel and resources. Our activity has resulted in increased levels of responsibility for both existing and new management personnel. Many of our management personnel have had limited or no experience in managing growing companies. We have sought to manage our current and anticipated growth through the recruitment of additional management and technical personnel and the implementation of internal systems and controls. However, our failure to manage growth effectively could adversely affect our results of operations.

      A significant portion of our business is dependent on government contracts and reduction or reallocation of defense or law enforcement spending could reduce our revenues.

      Many of the customers of IES, FAAC and AoA to date have been in the public sector of the U.S., including the federal, state and local governments, and in the public sectors of a number of other countries, and most of MDT's customers have been in the public sector in Israel, in particular the Ministry of Defense. Additionally, all of EFB's sales to date of battery products for the military and defense sectors have been in the public sector in the United States. A significant decrease in the overall level or allocation of defense or law enforcement spending in the U.S. or other countries could reduce our revenues and have a material adverse effect on our future results of operations and financial condition. MDT has already experienced a slowdown in orders from the

Ministry of Defense due to budget constraints and a requirement of U.S. aid to Israel that a substantial proportion of such aid be spent in the U.S., where MDT has only recently opened a factory.

      Sales to public sector customers are subject to a multiplicity of detailed regulatory requirements and public policies as well as to changes in training and purchasing priorities. Contracts with public sector customers may be conditioned upon the continuing availability of public funds, which in turn depends upon lengthy and complex budgetary procedures, and may be subject to certain pricing constraints. Moreover, U.S. government contracts and those of many international government customers may generally be terminated for a variety of factors when it is in the best interests of the government and contractors may be suspended or debarred for misconduct at the discretion of the government. There can be no assurance that these factors or others unique to government contracts or the loss or suspension of necessary regulatory licenses will not reduce our revenues and have a material adverse effect on our future results of operations and financial condition.

      Our U.S. government contracts may be terminated at any time and may contain other unfavorable provisions.

      The U.S. government typically can terminate or modify any of its contracts with us either for its convenience or if we default by failing to perform under the terms of the applicable contract. A termination arising out of our default could expose us to liability and have a material adverse effect on our ability to re-compete for future contracts and orders. Our U.S. government contracts contain provisions that allow the U.S. government to unilaterally suspend us from receiving new contracts pending resolution of alleged violations of procurement laws or regulations, reduce the value of existing contracts, issue modifications to a contract and control and potentially prohibit the export of our products, services and associated materials.

      A negative audit by the U.S. government could adversely affect our business, and we might not be reimbursed by the government for costs that we have expended on our contracts.

      Government agencies routinely audit government contracts. These agencies review a contractor's performance on its contract, pricing practices, cost structure and compliance with applicable laws, regulations and standards. If we are audited, we will not be reimbursed for any costs found to be improperly allocated to a specific contract, while we would be required to refund any improper costs for which we had already been reimbursed. Therefore, an audit could result in a substantial adjustment to our revenues. If a government audit uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeitures of profits, suspension of payments, fines and suspension or debarment from doing business with United States government agencies. We could suffer serious reputational harm if allegations of impropriety were made against us. A governmental determination of impropriety or illegality, or an allegation of impropriety, could have a material adverse effect on our business, financial condition or results of operations.

      We may be liable for penalties under a variety of procurement rules and regulations, and changes in government regulations could adversely impact our revenues, operating expenses and profitability.

      Our defense and commercial businesses must comply with and are affected by various government regulations that impact our operating costs, profit margins and our internal organization and operation of our businesses. Among the most significant regulations are the following:

      o the U.S. Federal Acquisition Regulations, which regulate the formation, administration and performance of government contracts;

      o the U.S. Truth in Negotiations Act, which requires certification and disclosure of all cost and pricing data in connection with contract negotiations; and

      o the U.S. Cost Accounting Standards, which impose accounting requirements that govern our right to reimbursement under certain cost-based government contracts.

      These regulations affect how we and our customers do business and, in some instances, impose added costs on our businesses. Any changes in applicable laws could adversely affect the financial performance of the business affected by the changed regulations. With respect to U.S. government contracts, any failure to comply with applicable laws could result in contract termination, price or fee reductions or suspension or debarment from contracting with the U.S. government.

      Our operating margins may decline under our fixed-price contracts if we fail to estimate accurately the time and resources necessary to satisfy our obligations.

      Some of our contracts are fixed-price contracts under which we bear the risk of any cost overruns. Our profits are adversely affected if our costs under these contracts exceed the assumptions that we used in bidding for the contract. Often, we are required to fix the price for a contract before we finalize the project specifications, which increases the risk that we will mis-price these contracts. The complexity of many of our engagements makes accurately estimating our time and resources more difficult.

      If we are unable to retain our contracts with the U.S. government and subcontracts under U.S. government prime contracts in the competitive rebidding process, our revenues may suffer.

      Upon expiration of a U.S. government contract or subcontract under a U.S. government prime contract, if the government customer requires further services of the type provided in the contract, there is frequently a competitive rebidding process. We cannot guarantee that we, or if we are a subcontractor that the prime contractor, will win any particular bid, or that we will be able to replace business lost upon expiration or completion of a contract. Further, all U.S. government contracts are subject to protest by competitors. The termination of several of our significant contracts or nonrenewal of several of our significant contracts, could result in significant revenue shortfalls.

      The loss of, or a significant reduction in, U.S. military business would have a material adverse effect on us.

      U.S. military contracts account for a significant portion of our business. The U.S. military funds these contracts in annual increments. These contracts require subsequent authorization and appropriation that may not occur or that may be greater than or less than the total amount of the contract. Changes in the U.S. military's budget, spending allocations and the timing of such spending could adversely affect our ability to receive future contracts. None of our contracts with the U.S. military has a minimum purchase commitment, and the U.S. military generally has the right to cancel its contracts unilaterally without prior notice. We manufacture for the U.S. aircraft and land vehicle armor systems, protective equipment for military personnel and other technologies used to protect soldiers in a variety of life-threatening or catastrophic situations, and batteries for communications devices. The loss of, or a significant reduction in, U.S. military business for our aircraft and land vehicle armor systems, other protective equipment, or batteries could have a material adverse effect on our business, financial condition, results of operations and liquidity.

      A reduction of U.S. force levels in Iraq may affect our results of operations.

      Since the invasion of Iraq by the U.S. and other forces in March 2003, we have received steadily increasing orders from the U.S. military for armoring of vehicles and military batteries. These orders are the result, in substantial part, from the particular combat situations encountered by the U.S. military in Iraq. We cannot be certain, therefore, to what degree the U.S. military would continue placing orders for our products if the U.S. military were to reduce its force levels or withdraw completely from Iraq. A significant reduction in orders from the U.S. military could have a material adverse effect on our business, financial condition, results of operations and liquidity.

      There are limited sources for some of our raw materials, which may significantly curtail our manufacturing operations.

      The raw materials that we use in manufacturing our armor products include Kevlar(R), a patented product of E.I. du Pont de Nemours Co., Inc. We purchase Kevlar in the form of woven cloth from various independent weaving companies. In the event Du Pont and/or these independent weaving companies were to cease, for any reason, to produce or sell Kevlar to us, we might be unable to replace it with a material of like weight and strength, or at all. Thus, if our supply of

Kevlar were materially reduced or cut off or if there were a material increase in the price of Kevlar, our manufacturing operations could be adversely affected and our costs increased, and our business, financial condition and results of operations could be materially adversely affected.

      Some of the components of our products pose potential safety risks which could create potential liability exposure for us.

      Some of the components of our products contain elements that are known to pose potential safety risks. In addition to these risks, there can be no assurance that accidents in our facilities will not occur. Any accident, whether occasioned by the use of all or any part of our products or technology or by our manufacturing operations, could adversely affect commercial acceptance of our products and could result in significant production delays or claims for damages resulting from injuries. Any of these occurrences would materially adversely affect our operations and financial condition. In the event that our products, including the products manufactured by MDT and AoA, fail to perform as specified, users of these products may assert claims for substantial amounts. These claims could have a materially adverse effect on our financial condition and results of operations. There is no assurance that the amount of the general product liability insurance that we maintain will be sufficient to cover potential claims or that the present amount of insurance can be maintained at the present level of cost, or at all.

      Our fields of business are highly competitive.

      The competition to develop defense and security products and electric vehicle battery systems, and to obtain funding for the development of these products, is, and is expected to remain, intense.

      Our defense and security products compete with other manufacturers of specialized training systems, including Firearms Training Systems, Inc., a producer of interactive simulation systems designed to provide training in the handling and use of small and supporting arms. In addition, we compete with manufacturers and developers of armor for cars and vans, including O'Gara-Hess & Eisenhardt, a division of Armor Holdings, Inc.

      Our battery technology competes with other battery technologies, as well as other Zinc-Air technologies. The competition in this area of our business consists of development stage companies, major international companies and consortia of such companies, including battery manufacturers, automobile manufacturers, energy production and transportation companies, consumer goods companies and defense contractors.

      Various battery technologies are being considered for use in electric vehicles and defense and safety products by other manufacturers and developers, including the following: lead-acid, nickel-cadmium, nickel-iron, nickel-zinc, nickel-metal hydride, sodium-sulfur, sodium-nickel chloride, zinc-bromine, lithium-ion, lithium-polymer, lithium-iron sulfide, primary lithium, rechargeable alkaline and Zinc-Air.

      Many of our competitors have financial, technical, marketing, sales, manufacturing, distribution and other resources significantly greater than ours. If we are unable to compete successfully in each of our operating areas, especially in the defense and security products area of our business, our business and results of operations could be materially adversely affected.

      Our business is dependent on proprietary rights that may be difficult to protect and could affect our ability to compete effectively.

      Our ability to compete effectively will depend on our ability to maintain the proprietary nature of our technology and manufacturing processes through a combination of patent and trade secret protection, non-disclosure agreements and licensing arrangements.

      Litigation, or participation in administrative proceedings, may be necessary to protect our proprietary rights. This type of litigation can be costly and time consuming and could divert company resources and management attention to defend our rights, and this could harm us even if we were to be successful in the litigation. In the absence of patent protection, and despite our reliance upon our proprietary confidential information, our competitors may be able to use innovations similar to those used by us to design and manufacture products directly competitive with our products. In addition, no assurance can be given that others will not obtain patents that we will need to license or design around. To the extent any of our products are covered by third-party patents, we could need to acquire a license under such patents to develop and market our products.

      Despite our efforts to safeguard and maintain our proprietary rights, we may not be successful in doing so. In addition, competition is intense, and there can be no assurance that our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technology. In the event of patent litigation, we cannot assure you that a court would determine that we were the first creator of inventions covered by our issued patents or pending patent applications or that we were the first to file patent applications for those inventions. If existing or future third-party patents containing broad claims were upheld by the courts or if we were found to infringe third-party patents, we may not be able to obtain the required licenses from the holders of such patents on acceptable terms, if at all. Failure to obtain these licenses could cause delays in the introduction of our products or necessitate costly attempts to design around such patents, or could foreclose the development, manufacture or sale of our products. We could also incur substantial costs in defending ourselves in patent infringement suits brought by others and in prosecuting patent infringement suits against infringers.

      We also rely on trade secrets and proprietary know-how that we seek to protect, in part, through non-disclosure and confidentiality agreements with our customers, employees, consultants, and entities with which we maintain strategic relationships. We cannot assure you that these agreements will not be breached, that we would have adequate remedies for any breach or that our trade secrets will not otherwise become known or be independently developed by competitors.

      We are dependent on key personnel and our business would suffer if we fail to retain them.

      We are highly dependent on the presidents of our IES, FAAC and AoA subsidiaries and the general managers of our MDT and Epsilor subsidiaries, and the loss of the services of one or more of these persons could adversely affect us. We are especially dependent on the services of our Chairman, President and Chief Executive Officer, Robert S. Ehrlich. The loss of Mr. Ehrlich could have a material adverse effect on us. We are party to an employment agreement with Mr. Ehrlich, which agreement expires at the end of 2007. We do not have key-man life insurance on Mr. Ehrlich.

      There are risks involved with the international nature of our business.

      A significant portion of our sales are made to customers located outside the U.S., primarily in Europe and Asia. In 2004, 2003 and 2002, without taking account of revenues derived from discontinued operations, 19%, 42% and 56%, respectively, of our revenues, were derived from sales to customers located outside the U.S. We expect that our international customers will continue to account for a substantial portion of our revenues in the near future. Sales to international customers may be subject to political and economic risks, including political instability, currency controls, exchange rate fluctuations, foreign taxes, longer payment cycles and changes in import/export regulations and tariff rates. In addition, various forms of protectionist trade legislation have been and in the future may be proposed in the U.S. and certain other countries. Any resulting changes in current tariff structures or other trade and monetary policies could adversely affect our sales to international customers.

      Investors should not purchase our common stock with the expectation of receiving cash dividends.

      We currently intend to retain any future earnings for funding growth and, as a result, do not expect to pay any cash dividends in the foreseeable future.

      Market-Related Risks

      The price of our common stock is volatile.

      The market price of our common stock has been volatile in the past and may change rapidly in the future. The following factors, among others, may cause significant volatility in our stock price:

      o     Announcements by us, our competitors or our customers;

      o The introduction of new or enhanced products and services by us or our competitors;

      o Changes in the perceived ability to commercialize our technology compared to that of our competitors;

      o     Rumors relating to our competitors or us;

      o     Actual or anticipated fluctuations in our operating results;

      o The issuance of our securities, including warrants, in connection with financings and acquisitions; and

      o     General market or economic conditions.

      If our shares were to be delisted, our stock price might decline further and we might be unable to raise additional capital.

      One of the continued listing standards for our stock on the Nasdaq National Market is the maintenance of a $1.00 bid price. Our stock price has traded below $1.00 in the past. If our bid price were to go and remain below $1.00 for 30 consecutive business days, Nasdaq could notify us of our failure to meet the continued listing standards, after which we would have 180 calendar days to correct such failure or be delisted from the Nasdaq National Market.

      Although we would have the opportunity to appeal any potential delisting, there can be no assurances that this appeal would be resolved favorably. As a result, there can be no assurance that our common stock will remain listed on the Nasdaq National Market. If our common stock were to be delisted from the Nasdaq National Market, we might apply to be listed on the Nasdaq SmallCap market; however, there can be no assurance that we would be approved for listing on the Nasdaq SmallCap market, which has the same $1.00 minimum bid and other similar requirements as the Nasdaq National Market. If we were to move to the Nasdaq SmallCap market, current Nasdaq regulations would give us the opportunity to obtain an additional 180-day grace period and an additional 90-day grace period after that if we meet certain net income, stockholders' equity or market capitalization criteria. While our stock would continue to trade on the over-the-counter bulletin board following any delisting from the Nasdaq, any such delisting of our common stock could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock. Also, if in the future we were to determine that we need to seek additional equity capital, it could have an adverse effect on our ability to raise capital in the public equity markets.

      In addition, if we fail to maintain Nasdaq listing for our securities, and no other exclusion from the definition of a "penny stock" under the Securities Exchange Act of 1934, as amended, is available, then any broker engaging in a transaction in our securities would be required to provide any customer with a risk disclosure document, disclosure of market quotations, if any, disclosure of the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market values of our securities held in the customer's account. The bid and offer quotation and compensation information must be provided prior to effecting the transaction and must be contained on the customer's confirmation. If brokers become subject to the "penny stock" rules when engaging in transactions in our securities, they would become less willing to engage in transactions, thereby making it more difficult for our stockholders to dispose of their shares.

      Our management has determined that we have material weaknesses in our internal controls. If we fail to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act, we may not be able to accurately report our financial results.

      We have, with our auditors' concurrence, identified significant deficiencies that constitute material weaknesses under standards established by the Public Company Accounting Oversight Board (PCAOB). A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. Our auditors have reported to us that at December 31, 2004, we had material weaknesses for inadequate controls related to the financial statement close process, convertible debentures and share capital processes as it applies to non-routine and highly complex financial transactions. The material weaknesses arise from insufficient staff with technical accounting expertise to independently apply our accounting policies, as they relate to non-routine and highly complex transactions, in accordance with U.S. generally accepted accounting principles.

      As a public company, we will have significant requirements for enhanced financial reporting and internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. We cannot assure you that the measures we have taken or will take to remediate any material weaknesses or that we will implement and maintain adequate controls over our financial processes and reporting in the future as we continue our rapid growth. If we are unable to establish appropriate internal financial reporting controls and procedures, it could cause us to fail to meet our reporting obligations, result in material misstatements in our financial statements, harm our operating results, cause investors to lose confidence in our reported financial information and have a negative effect on the market price for shares of our common stock.

      A substantial number of our shares are available for sale in the public market and sales of those shares could adversely affect our stock price.

      Sales of a substantial number of shares of common stock into the public market, or the perception that those sales could occur, could adversely affect our stock price or could impair our ability to obtain capital through an offering of equity securities. As of March 31, 2005, we had 80,103,668 shares of common stock issued and outstanding. Of these shares, most are freely transferable without restriction under the Securities Act of 1933, and a substantial portion of the remaining shares may be sold subject to the volume restrictions, manner-of-sale provisions and other conditions of Rule 144 under the Securities Act of 1933.

      Exercise of our warrants, options and convertible debt could adversely affect our stock price and will be dilutive.

      As of March 31, 2005, there were outstanding warrants to purchase a total of 16,961,463 shares of our common stock at a weighted average exercise price of $1.55 per share, options to purchase a total of 9,284,047 shares of our common stock at a weighted average exercise price of $1.33 per share, of which 7,168,676 were vested, at a weighted average exercise price of $1.34 per share, and outstanding debentures convertible into a total of 3,156,298 shares of our common stock at a weighted average conversion price of $1.44 per share. Holders of our options, warrants and convertible debt will probably exercise or convert them only at a time when the price of our common stock is higher than their respective exercise or conversion prices. Accordingly, we may be required to issue shares of our common stock at a price substantially lower than the market price of our stock. This could adversely affect our stock price. In addition, if and when these shares are issued, the percentage of our common stock that existing stockholders own will be diluted.

      Our certificate of incorporation and bylaws and Delaware law contain provisions that could discourage a takeover.

      Provisions of our amended and restated certificate of incorporation may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. These provisions:

      o divide our board of directors into three classes serving staggered three-year terms;

      o only permit removal of directors by stockholders "for cause," and require the affirmative vote of at least 85% of the outstanding common stock to so remove; and

      o allow us to issue preferred stock without any vote or further action by the stockholders.

      The classification system of electing directors and the removal provision may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of us and may maintain the incumbency of our board of directors, as the classification of the board of directors increases the difficulty of replacing a majority of the directors. These provisions may have the effect of deferring hostile takeovers, delaying changes in our control or management, or may make it more difficult for stockholders to take certain corporate actions. The amendment of any of these provisions would require approval by holders of at least 85% of the outstanding common stock.

Israel-Related Risks

      A significant portion of our operations takes place in Israel, and we could be adversely affected by the economic, political and military conditions in that region.

      The offices and facilities of three of our subsidiaries, EFL, MDT and Epsilor, are located in Israel (in Beit Shemesh, Lod and Dimona, respectively, all of which are within Israel's pre-1967 borders). Most of our senior management is located at EFL's facilities. Although we expect that most of our sales will be made to customers outside Israel, we are nonetheless directly affected by economic, political and military conditions in that country. Accordingly, any major hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could have a material adverse effect on our operations. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors and a state of hostility, varying in degree and intensity, has led to security and economic problems for Israel.

      Historically, Arab states have boycotted any direct trade with Israel and to varying degrees have imposed a secondary boycott on any company carrying on trade with or doing business in Israel. Although in October 1994, the states comprising the Gulf Cooperation Council (Saudi Arabia, the United Arab Emirates, Kuwait, Dubai, Bahrain and Oman) announced that they would no longer adhere to the secondary boycott against Israel, and Israel has entered into certain agreements with Egypt, Jordan, the Palestine Liberation Organization and the Palestinian Authority, Israel has not entered into any peace arrangement with Syria or Lebanon. Moreover, since September 2000, there has been a significant deterioration in Israel's relationship with the Palestinian Authority, and a significant increase in terror and violence. Efforts to resolve the problem have failed to result in an agreeable solution. Continued hostilities between the Palestinian community and Israel and any failure to settle the conflict may have a material adverse effect on our business and us. Moreover, the current political and security situation in the region has already had an adverse effect on the economy of Israel, which in turn may have an adverse effect on us.

      Service of process and enforcement of civil liabilities on us and our officers may be difficult to obtain.

      We are organized under the laws of the State of Delaware and will be subject to service of process in the United States. However, approximately 22% of our assets are located outside the United States. In addition, two of our directors and most of our executive officers are residents of Israel and a portion of the assets of such directors and executive officers are located outside the United States.

      There is doubt as to the enforceability of civil liabilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, in original actions instituted in Israel. As a result, it may not be possible for investors to enforce or effect service of process upon these directors and executive officers or to judgments of U.S. courts predicated upon the civil liability provisions of U.S. laws against our assets, as well as the assets of these directors and executive officers. In addition, awards of punitive damages in actions brought in the U.S. or elsewhere may be unenforceable in Israel.

      Exchange rate fluctuations between the U.S. dollar and the Israeli NIS may negatively affect our earnings.

      Although a substantial majority of our revenues and a substantial portion of our expenses are denominated in U.S. dollars, a portion of our costs, including personnel and facilities-related expenses, is incurred in New Israeli Shekels (NIS). Inflation in Israel will have the effect of increasing the dollar cost of our operations in Israel, unless it is offset on a timely basis by a devaluation of the NIS relative to the dollar. In 2004, the inflation adjusted NIS appreciated against the dollar, which raised the dollar cost of our Israeli operations.

      Some of our agreements are governed by Israeli law.

      Israeli law governs some of our agreements, such as our lease agreements on our subsidiaries' premises in Israel, and the agreements pursuant to which we purchased IES, MDT and Epsilor. While Israeli law differs in certain respects from American law, we do not believe that these differences materially adversely affect our rights or remedies under these agreements.

                INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

      When used in this prospectus, the words "expects," "anticipates," "estimates" and similar expressions identify forward-looking statements. These statements are "forward-looking" statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements, which include statements under the caption "Risk Factors" and elsewhere in this prospectus, refer to the stage of development of our products, the uncertainty of the market for disposable cell phone batteries, significant future capital requirements and our plans to implement our growth strategy, continue our research and development, expand our manufacturing capacity, develop strategic relationships for marketing and other purposes and carefully manage our growth. The forward-looking statements also include our expectations concerning factors affecting the markets for our products.

      These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from the results that we anticipate. These risks and uncertainties include, but are not limited to, those risks discussed in this prospectus and in the documents incorporated by reference in this prospectus.

      All such forward-looking statements are current only as of the date on which such statements were made. We assume no obligation to update these forward-looking statements or to update the reasons actual results could differ materially from the results anticipated in the forward-looking statements.

      You should rely only on the information in this prospectus and the additional information described under the heading "Where You Can Find Additional Information." We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely upon it. You should assume that the information in this prospectus was accurate on the date of the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                               ABOUT THE OFFERING

      We are registering the resale of our common stock by the selling stockholders. The selling stockholders and the specific number of shares that they each may resell through this prospectus are listed on page 20. The shares offered for resale by this prospectus consist of 8,717,265 shares of common stock that may be acquired upon the exercise of currently outstanding warrants.

                                 USE OF PROCEEDS

      All net proceeds from the sale of the shares of common stock offered hereunder by the selling stockholders will go to the stockholder who offers and sells them. We will not receive any of the proceeds from the offering of shares of our common stock by the selling stockholders. The shares covered hereby are issuable upon the exercise of warrants. If these warrants are fully exercised for cash, we will receive gross proceeds of $12,029,825. Such proceeds would be added to working capital and used for general corporate purposes.

                              SELLING STOCKHOLDERS

      Shares Issuable in Connection with Outstanding Warrants Held by Investors

      We issued warrants to certain investors in July 2004 ("Warrants") to purchase 8,717,265 shares of our common stock at a purchase price of $1.38 per share. The Warrants are exercisable at any time until July 14, 2009.

      The terms of the Warrants whose underlying shares of common stock are included for resale under this prospectus prohibit exercise of the Warrants to the extent that exercise of the Warrants would result in the holder, together with its affiliates, beneficially owning in excess of 4.999% of our outstanding shares of common stock. These limitations do not preclude a holder from exercising a Warrant and selling shares underlying the Warrant in stages over time where each stage does not cause the holder and its affiliates to beneficially own shares in excess of the limitation amounts. The footnotes to the table describe beneficial ownership adjustments required by these limitations, if any.

      We are now registering the shares underlying all the Warrants. We are bearing the expenses of this registration.

      The above warrants were issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering.

      Selling Stockholder Table

      The following table identifies the selling stockholders and indicates (i) the nature of any position, office or other material relationship that each selling stockholder has had with us during the past three years (or any of our predecessors or affiliates) and (ii) the number of shares of our common stock owned by the selling stockholder prior to the offering, the number of shares to be offered for the selling stockholder's account and the number of shares and percentage of outstanding shares to be owned by the selling stockholder after completion of the offering, all as of December 15, 2004.

      Beneficial ownership is determined in accordance with Rule 13d-3 promulgated by the Securities and Exchange Commission, and generally includes voting or investment power with respect to securities. Except as indicated in the footnotes to the table, we believe each holder possesses sole voting and investment power with respect to all of the shares of common stock owned by that holder. In computing the number of shares beneficially owned by a holder and the percentage ownership of that holder, shares of common stock subject to options or warrants or underlying debentures held by that holder that are currently exercisable or convertible or are exercisable or convertible within 60 days after the date of the table are deemed outstanding. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person or group.

                                                      Number of
                                                        Shares                       Shares Beneficially Owned
                                                     Beneficially                          After Offering(2)
                                                     Owned Prior     Shares Being    -------------------------
            Name of Selling Stockholder            to Offering (1)     Offered         Number        Percent
                                                   ---------------  --------------- --------------  ------------
Smithfield Fiduciary LLC (3) ......................    7,070,208 (4)  4,514,367         2,555,841      3.2%
Omicron Master Trust (3) ..........................    1,770,215 (5)  1,213,829           556,386       *
Portside Growth and Opportunity Fund (3) ..........    2,065,219 (6)  1,288,829           776,390       *
Mainfield Enterprises Inc. (3) ....................    2,195,654 (7)    225,000         1,970,654      2.4%
Vertical Ventures LLC (3)..........................      556,157 (8)    531,914            24,243       *
ZLP Master Opportunity Fund, Ltd. (3)..............    2,943,383 (9)    943,326         2,000,057      2.5%

----------------------------------

*   Less than 1%.
(1) Assumes that the selling stockholders acquire no additional shares of common stock before completion of this offering.
(2) Assumes that all of the shares offered by the selling stockholders under this prospectus are sold. (3) The terms of the warrants whose underlying shares of common stock are included for resale under this prospectus prohibit exercise of the warrants to the extent that exercise of the warrants would result in the holder, together with its affiliates, beneficially owning in excess of 4.999% of our outstanding shares of common stock.
(4) Includes 1,811,576 previously-registered shares issuable upon exercise of outstanding convertible securities. Highbridge Capital Management, LLC ("Highbridge") is the trading manager of Smithfield Fiduciary LLC ("Smithfield") and consequently has voting control and investment discretion over the securities held by Smithfield. Messrs. Glenn Dubin and Henry Swieca control Highbridge. Each of Highbridge and Messrs. Dubin and Swieca disclaims beneficial ownership of the securities held by Smithfield.
(5) Includes 392,593 previously-registered shares issuable upon exercise of outstanding convertible securities. Omicron Capital, L.P., a Delaware limited partnership ("Omicron Capital"), serves as investment manager to Omicron Master Trust, a trust formed under the laws of Bermuda ("Omicron"), Omicron Capital, Inc., a Delaware corporation ("OCI"), serves as general partner of Omicron Capital, and Winchester Global Trust Company Limited ("Winchester") serves as the trustee of Omicron. By reason of such relationships, Omicron Capital and OCI may be deemed to share dispositive power over the securities owned by Omicron, and Winchester may be deemed to share voting and dispositive power over the securities owned by Omicron. Omicron Capital, OCI and Winchester disclaim beneficial ownership of such securities. Omicron Capital has delegated authority from the board of directors of Winchester regarding the portfolio management decisions with respect to the securities owned by Omicron and, as of April 21, 2003, Mr. Olivier H. Morali and Mr. Bruce T. Bernstein, officers of OCI, have delegated authority from the board of directors of OCI regarding the portfolio management decisions of Omicron Capital with respect to the securities owned by Omicron. By reason of such delegated authority, Messrs. Morali and Bernstein may be deemed to share dispositive power over the securities owned by Omicron. Messrs. Morali and Bernstein disclaim beneficial ownership of such securities and neither of such persons has any legal right to maintain such delegated authority. No other person has sole or shared voting or dispositive power with respect to the securities being offered by Omicron, as those terms are used for purposes under Regulation 13D-G of the Securities Exchange Act of 1934, as amended. Omicron and Winchester are not "affiliates" of one another, as that term is used for purposes of the Securities Exchange Act of 1934, as amended, or of any other person named in this prospectus as a selling stockholder. No person or "group" (as that term is used in Section 13(d) of the Securities Exchange Act of 1934, as amended, or the SEC's Regulation 13D-G) controls Omicron and Winchester.
(6) Includes 776,390 previously-registered shares issuable upon exercise of outstanding convertible securities. Ramius Capital Group, LLC is the investment adviser of Portside Growth and Opportunity Fund and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the securities held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S & Co., LLC, the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any securities deemed to be beneficially owned by Ramius Capital. Each of Messrs. Cohen, Stark, Strauss and Solomon disclaims beneficial ownership of the securities held by Portside.
(7) Includes 1,970,654 previously-registered shares issuable upon exercise of outstanding convertible securities. Mor Sagi, has voting and dispositive control over the securities owned by Mainfield Enterprises Inc. Mr. Sagi disclaims beneficial ownership of such securities.
(8) Includes 24,243 previously-registered shares issuable upon exercise of outstanding convertible securities owned by Vertical Ventures.Com LLP. Joshua Silverman has voting control and investment discretion over the securities held by this selling stockholder. Mr. Silverman disclaims beneficial ownership of the securities held by Vertical Ventures LLC and Vertical Ventures.Com LLP.
(9) Includes 2,000,057 previously-registered shares issuable upon exercise of outstanding convertible securities. Stuart J. Zimmer has voting control and investment discretion over the securities held by this selling stockholder.

                              PLAN OF DISTRIBUTION

      The selling stockholders, which as used herein includes donees, pledgees, assignees and successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

      >> ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

      >> block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

      >> purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

      >> an exchange distribution in accordance with the rules of the applicable exchange;

      >>    privately negotiated transactions;

      >>    short sales;

      >> through the writing or settlement of option or other hedging transactions, whether through an options exchange or otherwise;

      >> broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

      >>    a combination of any such methods of sale; and

      >>    any other method permitted pursuant to applicable law.

      The selling shareholders may enter into hedging transactions with third parties, which may in turn engage in short sales of the common stock into which the debentures are convertible or warrants are exercisable in the course of hedging the positions they assume. The selling shareholders may also enter into short positions or options or other derivative transactions relating to the common stock into which the debentures are convertible or warrants are exercisable, or interests in the common stock, and deliver the common stock, or interests in the common stock, to close out their short, option or other positions or otherwise settle short sales or options or other derivative transactions, or loan or pledge the common stock into which the debentures are convertible or warrants are exercisable, or interests in the common stock, to third parties that in turn may dispose of these securities.

      The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.

      Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. These commissions and discounts may exceed what is customary in the types of transactions involved.

      The selling stockholders may from time to time pledge or grant a security interest in some or all of the shares of our common stock or warrants owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.

      The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

      The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling stockholders have advised us that they have acquired their securities in the ordinary course of business and they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by any selling stockholder.

      We are required to pay all fees and expenses incident to the registration of the shares and up to $10,000 of the fees and disbursements of special counsel to certain of the selling stockholders. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

      The selling stockholders are subject to applicable provisions of the Exchange Act and the Commission's rules and regulations, including Regulation M, which provisions may limit the timing of purchases and sales of the shares by the selling stockholders. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

      In order to comply with certain states' securities laws, if applicable, the selling stockholders may sell the shares in those jurisdictions only through registered or licensed brokers or dealers. In certain states the selling stockholders may not sell the shares unless the shares have been registered or qualified for sale in such state, or unless an exemption from registration or qualification is available and is obtained.

      Our common stock is currently traded on the Nasdaq National Market under the symbol "ARTX."

                          DESCRIPTION OF CAPITAL STOCK

General

      Our authorized capital stock consists of 250,000,000 shares of common stock par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share. As of March 31, 2005, 80,103,668 shares of common stock were issued and outstanding, 555,333 shares of common stock were held as treasury shares, and no shares of preferred stock were issued and outstanding.

      The additional shares of our authorized stock available for issuance might be issued at times and under circumstances so as to have a dilutive effect on earnings per share and on the equity ownership of the holders of our common stock. The ability of our board of directors to issue additional shares of stock could enhance the board's ability to negotiate on behalf of the stockholders in a takeover situation but could also be used by the board to make a change-in-control more difficult, thereby denying stockholders the potential to sell their shares at a premium and entrenching current management. The following description is a summary of the material provisions of our capital stock. You should refer to our amended and restated certificate of incorporation, as amended, and bylaws for additional information.

Common Stock

      The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Except as required under Delaware law or the rules of the Nasdaq National Market, the rights of stockholders may not be modified otherwise than by a vote of a majority or more of the shares outstanding. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably any dividends as may be declared by the board of directors out of funds legally available for the payment of dividends. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets, subject to prior distribution rights of the preferred stock, if any, then outstanding. Holders of common stock have no preemptive rights or rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

      Our board of directors has the authority, within the limitations and restrictions stated in our amended and restated certificate of incorporation and without shareholder approval, to provide by resolution for the issuance of shares of preferred stock, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference and the number of shares constituting any series of the designation of such series. The issuance of preferred stock could have the effect of decreasing the market price of the common stock, impeding or delaying a possible takeover and adversely affecting the voting and other rights of the holders of our common stock. At present, we have no plans to issue preferred stock.

Certain Charter Provisions

      Provisions of our amended and restated certificate of incorporation may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of us. These provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. These provisions:

      o divide our board of directors into three classes serving staggered three-year terms;

      o only permit removal of directors by stockholders "for cause," and require the affirmative vote of at least 85% of the outstanding common stock to so remove; and

      o allow us to issue preferred stock without any vote or further action by the stockholders.

      The classification system of electing directors and the removal provision may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of us and may maintain the incumbency of our board of directors, as the classification of the board of directors increases the difficulty of replacing a majority of the directors. These provisions may have the effect of deferring hostile takeovers, delaying changes in our control or management, or may make it more difficult for stockholders to take certain corporate actions. The amendment of any of these provisions would require approval by holders of at least 85% of the outstanding common stock.

                      DESCRIPTION OF COMMON STOCK WARRANTS

      Each warrant entitles the holder to purchase, at an exercise price specified in the warrant, one share of our common stock. The warrant is exercisable by the holder at any time and will expire on the expiration dates set forth in the respective warrants and described under "Selling Stockholders," above.

      The warrants are generally exercisable by the holder, in whole or in part, by surrender to us of the warrant, together with a completed exercise agreement, and payment by the holder of the aggregate exercise price in cash, or, in limited circumstances with respect to certain of the warrants, by effecting a cashless exercise. Upon any exercise of the warrant, we will forward to the holder, as soon as practicable, but not exceeding three business days after proper exercise, a certificate representing the number of shares of common stock purchased upon such exercise. If less than all of the shares represented by the warrant are purchased, we will also deliver to the holder a new warrant representing the right to purchase the remaining shares. The shares of common stock purchased by the holder upon exercise of the warrant will be deemed to have been issued as of the close of business on the date the warrant is surrendered to us as described above.

      The exercise price payable and number of shares purchasable upon exercise of a warrant will generally be adjusted to prevent the dilution of the holder's beneficial interest in the common stock in the event we:

      >> declare or pay a dividend in shares of common stock or make a distribution of shares of common stock to holders of our outstanding common stock;

      >>    subdivide or combine our common stock; or

      >> issue shares of our capital stock in any reclassification of our common stock.

      Except as described above, a holder of a warrant will not have any of the rights of a holder of common stock before the common stock is purchased upon exercise of the warrant. Therefore, before a warrant is exercised, the holder of the warrant will not be entitled to receive any dividend payments or exercise any voting or other rights associated with the shares of common stock which may be purchased when the warrant is exercised.

                                  LEGAL MATTERS

      Lowenstein Sandler PC, Roseland, New Jersey will pass upon the validity of the shares of common stock offered by this prospectus for us.

                                     EXPERTS

      Our consolidated financial statements (and schedule) appearing in our Annual Report (Form 10-K) for the year ended December 31, 2004, and our management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included in our Form 10-K/A, have been audited by Kost, Forer, Gabbay & Kassierer, a member of Ernst & Young Global, independent registered public accounting firm, as set forth in its reports thereon (which conclude, among other things, that we did not maintain effective internal control over financial reporting as of December 31, 2004, based on Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, because of the effects of the material weaknesses described therein), included therein and incorporated herein by reference. Such financial statements and management's assessment have been incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

      The financial statements of Armour of America, Incorporated referred to in our Annual Report (Form 10-K) for the year ended December 31, 2004 have been audited by Stark Winter Schenkein & Co., LLP, independent registered public accounting firm, to the extent and for the periods noted in our annual report, in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You can read and copy any materials we file with the Securities and Exchange Commission at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices located at The Woolworth Building, 233 Broadway, New York, New York 10279 and at 175 West Jackson Boulevard, Suite 900, Chicago, Illinois 60604. You can obtain information about the operations of the Securities and Exchange Commission Public Reference Room by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission also maintains a Website that contains information we file electronically with the Securities and Exchange Commission, which you can access over the Internet at http://www.sec.gov.

      This prospectus is part of a Form S-3 registration statement that we have filed with the Securities and Exchange Commission relating to the shares of our common stock being offered hereby. This prospectus does not contain all of the information in the Registration Statement and its exhibits. The Registration Statement, its exhibits and the documents incorporated by reference in this prospectus and their exhibits, all contain information that is material to the offering of the common stock. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete. You should refer to the exhibits that are a part of the Registration Statement in order to review a copy of the contract or documents. The registration statement and the exhibits are available at the Securities and Exchange Commission's Public Reference Room or through its Website.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

      The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the Securities and Exchange Commission will automatically update and supersede some of this information. The documents we incorporate by reference are:

      o the description of our common stock contained in our registration statement on Form 8-A, Commission File No. 0-23336, as filed with the Securities and Exchange Commission on February 2, 1994;

      o our Annual Report on Form 10-K for the year ended December 31, 2004, as filed with the Securities and Exchange Commission on March 31, 2005, as amended by our amended Annual Report on Form 10-K/A for the year ended December 31, 2004, as filed with the Securities and Exchange Commission on May 2, 2005; and

      o our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005, as filed with the Securities and Exchange Commission on May 16, 2005.

      All reports and other documents that we file with the Commission under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus but before the termination of the offering of the common stock hereunder will also be considered to be incorporated by reference into this prospectus from the date of the filing of these reports and documents, and will supersede the information herein; provided, however, that all reports that we "furnish" to the Commission will not be considered incorporated by reference into this prospectus. We undertake to provide without charge to each person who receives a copy of this prospectus, upon written or oral request, a copy of all of the preceding documents that are incorporated by reference (other than exhibits, unless the exhibits are specifically incorporated by reference into these documents). You may request a copy of these materials, at no cost, by telephoning us at the following address:

                               Arotech Corporation
                               354 Industry Drive
                              Auburn, Alabama 36832
                    Attention: General Counsel and Secretary
                                 (334) 502-9001

      You should rely only on the information in this prospectus and the additional information described under the heading "Where You Can Find More Information." We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely upon it. Neither we nor the selling stockholder are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this prospectus was accurate on the date of the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

================================================================================



                                8,717,265 Shares
                                  Common Stock


                                    AROTECH






                                ----------------
                                   PROSPECTUS
                                ----------------




                                                     , 2005



================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

      The following table sets forth the costs and expenses payable by Arotech in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee.

SEC Registration Fee.................  $  1,415.91
Legal Fees and Expenses..............    12,000.00
Accounting Fees and Expenses.........     1,000.00
Printing and Engraving...............     1,000.00
Miscellaneous........................       584.09
                                       -----------
Total: ..............................  $ 16,000.00
                                       ===========

Item 15. Indemnification of Directors and Officers

      Arotech Corporation is a Delaware corporation. Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL") enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or
(iv) for any transaction from which a director derived an improper personal benefit. The Company's Amended and Restated Certificate of Incorporation ("Certificate of Incorporation") and By-Laws contain provisions eliminating the liability of directors to the extent permitted by the DGCL.

      Section 145 of the DGCL provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure judgment in its favor, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

      Article 10 of the Company's Certificate of Incorporation provides that, to the fullest extent permitted by the DGCL, the Company's directors shall not be liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director.

      Article 11 of the Company's Certificate of Incorporation provides that the Company shall, to the maximum extent permitted under the DGCL, indemnify any person who was or is made a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was or has agreed to be a director or officer of the Company or while a director or officer is or was serving at the request of the Company as a director, officer, partner, trustee, employee, or agent of any corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorney's fees), judgments, fines, penalties and amounts paid in settlement incurred in connection with the investigation, preparation to defend or defense of such action, suit, proceeding or claim.

      The Company also maintains directors' and officers' insurance.

      For the undertaking with respect to indemnification, see Item 17 herein.

Item 16.      Exhibits

        Exhibit
         Number                                  Description
         ------                                  -----------
    (1)3.1...........Registrant's Amended and Restated Certificate of Incorporation
    (2)3.1.1.........Amendment to Registrant's Amended and Restated Certificate of Incorporation
    (3)3.2...........Amended and Restated By-Laws
    (3)4.1...........Specimen Certificates for shares of the Registrant's Common Stock, $.01 par value
    (4)4.2...........Form of Warrant dated July 14, 2004
      *5.1...........Legal Opinion of Lowenstein Sandler PC
      *23.1..........Consent of Kost, Forer, Gabbay & Kassierer, a member of Ernst & Young Global
      *23.2..........Consent of Stark Winter Schenkein & Co., LLP
      *23.2..........Consent of Lowenstein Sandler PC (contained in the opinion filed as Exhibit 5.1)
      *24.1..........Power of Attorney (included as part of the signature page filed herewith)

-------------------------------------

    *Filed herewith

(1) Incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 1998
(2) Incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 2000
(3) Incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 2004
(4) Incorporated by reference to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2004

Item 17. Undertakings

The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

            (a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933,

            (b) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement,

            (c) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

      (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (4) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (5) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions set forth in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Auburn, State of Alabama, on this 16th day of May, 2005.

                                  AROTECH CORPORATION


                                  By:    /s/ Robert S. Ehrlich
                                     ------------------------------------
                                     Name:  Robert S. Ehrlich
                                     Title: Chairman, President and Chief
                                            Executive Officer

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Robert Ehrlich and Yaakov Har-Oz, and each of them, each with full power to act without the other, his true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for such person and in his name, place and stead, in any and all capacities, to sign any amendments to this Registration Statement, and to sign any registration statement for the same offering covered by this Registration Statement, including post-effective amendments, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming that each of said such attorneys-in-fact and agents or his substitute or substitutes, may do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Exchange Act of 1934, this registration statement or amendment has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

               Signature                                       Title                                      Date
               ---------                                       -----                                      ----
                                           Chairman, President, Chief Executive Officer and
      /s/ Robert S. Ehrlich                                  Director
 --------------------------------------             (Principal Executive Officer)                     May 16, 2005
          Robert S. Ehrlich

         /s/ Avihai Shen                   Vice President - Finance and Chief Financial Officer       May 16, 2005
 --------------------------------------             (Principal Financial Officer)
             Avihai Shen

        /s/ Danny Waldner                                   Controller                                May 16, 2005
 --------------------------------------            (Principal Accounting Officer)
            Danny Waldner

         /s/ Steven Esses                     Executive Vice President, Chief Operating Officer
 --------------------------------------                     and Director                              May 16, 2005
             Steven Esses

          /s/ Jay M. Eastman                                 Director                                 May 16, 2005
 --------------------------------------
          Dr. Jay M. Eastman

      /s/ Lawrence M. Miller                                 Director                                 May 16, 2005
 ---------------------------------------
          Lawrence M. Miller

      /s/ Jack E. Rosenfeld                                  Director                                 May 16, 2005
 --------------------------------------
          Jack E. Rosenfeld

                                                             Director                                 May __, 2005
 ---------------------------------------
           Bert W. Wasserman

       /s/ Edward J. Borey                                   Director                                 May 16, 2005
 --------------------------------------
           Edward J. Borey